02041416

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1-15148

FORM 6-K

P.E.
5-28-02

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 28th, 2002

PERDIGAO S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant's Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28th, 2002

PERDIGAO S.A.

By:

Name: Wang Wei Chang
Title: Director/Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.	Summary of the Minutes of the Fourth 2002 Ordinary Meeting of the Board of Directors
2.	Letter: Change of Independent Account

Exhibit 1

Summary of the Minutes of the Fourth 2002 Ordinary Meeting of the Board of Directors

PERDIGÃO S. A.
CNPJ-MF 01.838.723/0001-27
Public Company

SUMMARY OF THE MINUTES OF THE FOURTH/2002 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: May 21st, 2002, at 11:00 a.m., at Av. Escola Politécnica, 760, São Paulo, SP. **QUORUM:** Absolute Majority of the Members. **ON MOTION:** Eggon João da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. **RESOLUTIONS ADOPTED BY THE BOARD: 1) Independent Accounts Contract:** The Board of Directors approved the substitution of Arthur Andersen S/C, the company's current independent accounts, for Ernst & Young, from 2002 Second half. **2)** Other issues related to the Company. **TERMINATION:** Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Sebastião José Martins Soares; Carlos Eduardo da Silva Bessa; Antonio C. Valente da Silva; Pedro Augusto Nardelli Pinto; Luiz Antonio C.N. Viana de Oliveira; Biramar Nunes de Lima. (I do hereby certify that the present is a summary of the original minute transcribed in the Book n° 1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 81).

NEY ANTONIO FLORES SCHWARTZ
Secretary

Exhibit 2

Letter: Change of Independent Account

São Paulo, May 23, 2002

Subject: Change of Independent Account

Dear Sirs,

In terms of Article 28 of CVM Instruction number 308/99 we inform that on 05/21/2002 the contract of render audit services between this company and Arthur Andersen S/C was rescinded.

Since that date the company contracted Ernst & Young Auditores Independentes S/C.

The reason for this change was the anticipation of the independent account rotation foreseen on Article 31 of CVM Instruction number 308/99.

Otherwise we detach that the auditing over the financial statements for the period ended December 31, 2001 according to the USGAAP – United States Generally Accepted Accounting Principles and the review over form 20-F will be done by Arthur Andersen because they refer to documents of the period ended December 31, 2001.

Regards,

Wang Wei Chang
CFO
Perdigão Companies

Aware,

Michael John Morrell
Arthur Andersen S/C